UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 1-SA

SEMIANNUAL REPORT PURSUANT TO REGULATION A

For the fiscal semiannual period ended June 30, 2023

The iRemedy Healthcare Companies, Inc.
(Exact name of issuer as specified in its charter)

Commission File Number: 024-12009

Delaware	26-0255855
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

7118 South Kanner Highway, Stuart, Florida 34997

(Full mailing address of principal executive offices)

(407) 395-4283

(Issuer’s telephone number, including area code)

[ENTER TABLE OF CONTENTS WHEN READY]

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

This report contains forward-looking statements that are based on our beliefs and assumptions and on information currently available to us. Forward-looking statements include information concerning our possible or assumed future results of operations and expenses, business strategies and plans, competitive position, business environment, and potential growth opportunities. Forward-looking statements include all statements that are not historical facts. In some cases, forward-looking statements can be identified by terms such as “anticipates,” “believes,” “could,” “estimates,” “expects,” “intends,” “may,” “plans,” “potential,” “predicts,” “projects,” “seeks,” “should,” “will,” “would,” or similar expressions and the negatives of those terms.

Forward-looking statements involve known and unknown risks, uncertainties, and other factors that may cause our actual results, performance, or achievements to be materially different from any future results, performance, or achievements expressed or implied by the forward-looking statements. Those risks include those described in “Risk Factors” and elsewhere in this report. Given these uncertainties, you should not place undue reliance on any forward-looking statements in this report. Also, forward-looking statements represent our beliefs and assumptions only as of the date of this report.

Any forward-looking statement made by us in this report speaks only as of the date on which it is made. Except as required by law, we disclaim any obligation to update these forward-looking statements publicly, or to update the reasons actual results could differ materially from those anticipated in these forward- looking statements, even if new information becomes available in the future. All forward-looking statements are expressly qualified in their entirety by the foregoing cautionary statements.

Item 1. Management’s Discussion and Analysis of Financial Condition and Results of Operations

iRemedy is a healthcare technology company dedicated to disrupting and positively transforming the U.S. healthcare industry through creation and support of an open, fair and fully transparent online managed marketplace for the sale and purchase of medical and healthcare supplies to government agencies, care providers and consumers.

Our commitment to this mission has never and will never waver. Consequently, we are earning global distinction as a trusted and reliable partner through the provision of guaranteed access to verified, Federal Drug Administration (“FDA”)-approved supplies by sourcing directly from established manufacturers and distributors around the world. Through our key partnerships, industry knowledge and artificial intelligence (“AI”)-enabled technological advancements our team has engineered, iRemedy is succeeding in bypassing supply chain bottlenecks to offer the widest selection of high-quality products, driving consistently low pricing and procurement efficiencies for our customers every day.

For generations, the perpetual rising costs of medical supplies has remained one of the biggest challenges and sources of frustration in the U.S. healthcare economy. After payroll, medical supplies are the second highest expense for hospitals, surgery centers and providers; and remain on track to become the number one expense in the next two to five years. This issue has been due largely to intentional veiling of actual product costs and industry monopolization by a handful of major distributors and group purchasing organizations (“GPOs”) – all of whom have benefited measurably – whether by direct intention or because of the fact “that’s just the way it has always been done.” Therefore, historically, there has been little incentive to embrace cutting-edge technologies capable of giving rise to an equitable environment, much less one that is more efficient overall. Then, the pandemic hit.

The global COVID-19 pandemic has stressed the U.S. healthcare and life science supply chains to the breaking point. Dramatic increase in usage (and swings in usage) of critical products such as personal protective equipment (“PPE”), test kits, ventilators and needles and syringes required for vaccine delivery, coupled with regional challenges with manufacturing and logistics networks, have left healthcare providers and political leaders in untenable positions when managing vital supply demands and related costs. This has garnered more focused attention on the glaring weaknesses of healthcare supply chains than ever before; spotlighting outdated, inefficient supply procurement processes that have bred mistrust, product pricing manipulation and ineffectual management of vital supply inventories for decades. As a result, the pandemic’s disruptive force is spurring transformational change in U.S. healthcare that can no longer be ignored or resisted.

A longstanding, vocal proponent of industry transformation, iRemedy has earned a global reputation as a trusted end-to-end solutions provider, optimizing opportunities to profoundly change for the better how medical supplies are procured, marketed and sold on a global basis.

Offering Results

On February 13, 2022, we engaged in a “Tier 2 Offering” under Regulation A of the Company’s Common Stock of up to $28,750,000 on a best efforts basis in increments of 100 shares at $8.50 per share (the “Offering Shares”). To date, under the Regulation A Offering, we sold 12,247 Offering Shares under the Offering.. Of the Offering Shares, we sold 3,382,352 shares to investors in the Regulation A Offering at a price of $8.50 per share for total cash consideration of $104,099.50. We used the cash proceeds that we received from the sale of the Company Offered Shares substantially as described under the heading “Use of Proceeds” set forth in the offering statement we filed with respect to the Regulation A Offering.

Results of Operations

iRemedy Healthcare Companies demonstrated significant strategic progress during the first half of 2023, achieving net income of $1,679,718. This remarkable performance was primarily driven by a non-cash gain of $15,769,109 from the successful extinguishment of a supplier financing payable with equity securities, resulting in the Company being released from any further obligations on this payable.

The Company forced on diversifying its customer base in 2023 and successfully reduced revenue concentration from 95% to 63%. This has resulted in both diversification of our customer base and enhanced market resilience. The Company’s revenue decreased from $50.2M to $1.3M. This decline was primarily due to a reduction in government contract awards during the six-month period ended June 30, 2023. The company continues to pursue government and large system contracts as part of its growth strategy.

The Company’s gross profit percentage improved from 2.6% in the period ended June 30, 2022, to 5.3% in the period ended June 30, 2023, reflecting enhanced operational efficiency and strategic cost management. By leveraging technological innovations and AI-enabled platforms, iRemedy continues to transform the healthcare supply chain marketplace.

Results of Operations for the Six Months Ended June 30, 2023 and 2022

Revenue

Revenue decreased to $1.3 million for the six months ended June 30, 2023, compared to $50.2 million for the same period in 2022. This significant decline was primarily due to a reduction in government contract awards during the first half of 2023.

Gross Profit

Gross profit was approximately $70,000 for the six months ended June 30, 2023, compared to $1.3 million for the same period in 2022. The gross profit percentage improved from 2.6% in the first half of 2022 to 5.3% in the first half of 2023, reflecting enhanced operational efficiency and strategic cost management.

Operating Expenses

Total operating expenses, which are comprised of compensation and related expenses, and general and administrative expenses, were $8,265,699 for the six months ended June 30, 2023, compared to $6,149,097 for the same period in 2022. The increase is primarily attributable to stock-based compensation expense of $3,715,230 recognized during the first half of 2023.

Net Income (Loss)

The Company reported net income of $1,679,718 for the six months ended June 30, 2023, compared to a net loss of $14,847,660 for the same period in 2022. This remarkable turnaround was primarily driven by a non-cash gain of $15,769,109 from the successful extinguishment of a supplier financing payable with equity securities, resulting in the Company being released from any further obligations on this payable

Liquidity and Capital Resources

Despite historical liquidity challenges, iRemedy has implemented robust financial strategies to strengthen its capital position. During the first half of 2023, the Company raised $1,178,102 through equity offerings and successfully restructured $51,853,989 in supplier financing by converting this obligation to equity securities. Management is proactively addressing liquidity constraints through:

●	Maintaining appropriate corporate overhead
●	Implementing strict cost containment measures
●	Exploring government subcontractor agreements for stable revenue
●	Seeking additional equity funding opportunities

These strategic initiatives demonstrate the Company’s commitment to financial optimization and long-term sustainability.

Recent Developments

iRemedy is well-positioned to capitalize on several positive trends in the medical supply industry:

1.	Market growth: The medical supplies market is projected to reach $163.5 billion by 2027, growing at a Compound Annual Growth Rate of 3.4% from 2022. This growth presents significant opportunities for iRemedy to expand its market share.

2.	Increasing demand: Rising needs for infection control measures, medical devices, and ICU beds are driving demand in the industry. iRemedy’s AI-powered marketplace is well-suited to meet these growing needs efficiently.

3.	Technology adoption: The healthcare industry is experiencing rapid technological evolution, with AI and machine learning playing increasingly important roles. iRemedy’s proprietary AI-driven marketplace positions the company at the forefront of this trend.

4.	Focus on domestic supply: With 90% of medical supplies currently sourced from Asia, there is a growing emphasis on developing more resilient and domestic supply chains. iRemedy’s mission aligns perfectly with this trend, potentially leading to increased business opportunities.

5.	Transparent pricing models: The industry is moving towards more transparent pricing and procurement processes. iRemedy’s platform, which offers transparent pricing, is well-positioned to benefit from this shift.

For the current financial year, the following factors are likely to materially affect iRemedy’s performance:

1.	Expansion in key markets: iRemedy anticipates rapid 3X growth in both the ambulatory surgery center and multi-location ambulatory care markets in 2023. This expansion could substantially increase revenues and market presence.

2.	Government and large system contracts: The company expects growth in government, large system, and consumer markets as it enhances its AI technology. These opportunities could provide stable revenue streams and improve liquidity.

3.	Technology investments: Ongoing development of iRemedy’s AI Marketplace technology, funded by recent capital raises, is likely to enhance the company’s competitive position and operational efficiency.

4.	Market disruption potential: iRemedy’s innovative approach to healthcare supply procurement may gain traction as the industry seeks more efficient solutions post-pandemic, potentially driving significant revenue growth.

While these trends present exciting opportunities, it’s important to note that the company’s ability to capitalize on them will depend on successfully executing its growth strategy and navigating the competitive landscape of the medical supply industry.

THE iREMEDY HEALTHCARE COMPANIES, INC.

Consolidated Financial Statements

For the Six Months Ended June 30, 2023

(Unaudited)

The iRemedy HealthCare Companies, Inc.

Table of Contents

For the Six Months Ended June 30, 2023

THE iREMEDY HEALTHCARE COMPANIES, INC.

CONSOLIDATED BALANCE SHEETS

AS OF JUNE 30, 2023 AND DECEMBER 31, 2022

	June 30, 2023	December 31, 2022
	(unaudited)
Assets
Current Assets:
Cash	$391,586	$1,086,226
Accounts receivable, net of an allowance for doubtful accounts of $20,443 as of June 30, 2023 and December 31, 2022	77,691	110,940
Inventories, less allowance for obsolete inventory as of June 30, 2023 and December 31, 2022 $18,769,560 and $20,910,592, respectively	728,749	773,429
Other current assets	360,551	407,885
Total current assets	1,558,577	2,378,480

Other	156,836	-
Internally developed software, net	1,014,902	1,164,551
Notes receivable - related parties	37,831	154,486
Right-of-use assets, net	710,262	816,411
Goodwill	1,165,810	1,165,810
Intangible assets, net	126,750	185,250
Total assets	$4,770,968	$5,864,988

Liabilities and Stockholders’ Deficit
Current Liabilities:
Accounts payable and accrued expenses	$4,927,746	$4,148,674
Supplier financing payable	-	47,484,458
Accrued interest	24,780	12,172
Accrued interest - related parties	482,010	439,297
Notes payable, current portion, net of discounts	361,838	281,979
Notes payable, related parties	8,120,896	7,985,522
Short-term notes payable, net of discounts	621,640	295,253
Lease liabilities, current	240,594	260,571
Put option liability	270,000	270,000
Contract liabilities	-	1,769
Total current liabilities	15,049,504	61,179,695

Lease liabilities, less current portion	504,403	589,286
Notes payable, less current portion	82,662	82,701
Notes payable, related parties, less current portion	313,536	343,536
Total liabilities	15,950,105	62,195,218

Redeemable common stock	261,147	474,973
Series A convertible redeemable Series A preferred stock, net of discount	1,308,540	749,863
Total redeemable stock	1,569,687	1,224,836

Commitments and Contingencies (Note 12)

Stockholders’ Deficit:
Series A preferred stock, par value $0.001; 1,000,000 shares authorized, nil issued and outstanding	-	-
Series B preferred stock, par value $0.0001; 6,000,000 shares authorized; nil shares issued and outstanding	-	-
Series X preferred stock, par value $0.000025; 1 share authorized and outstanding
Common stock, par value $0.000025; 100,000,000 shares authorized; 42,040,515 and 35,345,275 issued and outstanding, respectively	1,053	885
Additional paid in capital	88,973,500	39,706,228
Stock subscription receivable	-	(191,000)
Accumulated deficit	(101,723,377)	(96,656,876)
Noncontrolling interest	-	(414,303)
Total stockholders’ deficit	(12,748,824)	(57,555,066)
Total liabilities, redeemable stock and stockholders’ deficit	$4,770,968	$5,864,988

See Condensed Notes to the Unaudited Consolidated Financial Statements.

1

THE iREMEDY HEALTHCARE COMPANIES, INC.

UNAUDITED CONSOLIDATED STATEMENTS OF OPERATIONS

FOR THE SIX MONTH PERIODS ENDED JUNE 30, 2023 AND 2022

	2023	2022

Revenues	$1,333,339	$50,227,530

Cost of Sales	1,263,256	47,121,086
Inventory write down	-	1,808,412
Total cost of sales	1,263,256	48,929,498

Gross profit	70,083	1,298,032

Operating Expenses:
Salaries and benefits	5,668,688	5,130,011
Advertising	128,962	249,741
Professional fees	743,145	788,951
General and administrative	1,064,051	559,144
Research and development	452,704	595,696
Depreciation and amortization	208,149	123,586
Total operating expenses	8,265,699	7,447,129

Operating loss	(8,195,616)	(6,149,097)

Other Income (Expenses):
Interest expense	(5,862,039)	(8,638,563)
Loss on extinguishment of notes payable	(175,655)	(6,000)
Interest income	7,775	-
Other income	136,144	-
Gain on extinguishment of supplier financing payable	15,769,109	-
Total other income (expenses), net	9,875,334	(8,644,563)

Net income (loss) before income tax expense	1,679,718	(14,847,660)
Income tax expense	-	-
Net income (loss)	1,679,718	(14,847,660)
Deemed dividend	(6,331,916)	-
Net loss available to common stockholders	$(4,652,198)	$(14,847,660)

Net loss available to common stockholders per common share:
Basic and diluted	$(0.12)	$(0.43)

Weighted average number of common shares outstanding:
Basic and diluted	37,794,040	34,508,525

See Condensed Notes to the Unaudited Consolidated Financial Statements.

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THE iREMEDY HEALTHCARE COMPANIES, INC.

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF STOCKHOLDERS’ DEFICIT

FOR THE SIX MONTH PERIODS ENDED JUNE 30, 2023 AND 2022

	Series A		Series B				Additional	Stock			Total
	Preferred Stock		Preferred Stock		Common Stock		Paid	Subscription	Accumulated	Noncontrolling	Stockholders’
	Shares	Amount	Shares	Amount	Shares	Amount	in Capital	Receivable	Deficit	Interest	Deficit

December 31, 2022	-	$-	-	$-	35,345,275	$885	$39,706,228	$(191,000)	$(96,656,876)	$(414,303)	$(57,555,066)
Common stock issued for cash	-	-	-	-	215,492	5	1,178,097	-	-	-	1,178,102
Common stock and warrants issued for services	-	-	-	-	35,000	1	269,753	-	-	-	269,754
Common stock issued for warrant exercises	-	-	-	-	340,000	9	509,991	-	-	-	510,000
Common stock and warrants issued in extinguishment of payable	-	-	-	-	6,104,748	153	36,084,727	-	-	-	36,084,880
Warrants issued for debt extension	-	-	-	-	-	-	175,655	-	-	-	175,655
Stock-based compensation	-	-	-	-	-	-	4,638,307	-	-	-	4,638,307
Redemption premium on redeemable common stock	-	-	-	-	-	-	(56,174)	-	-	-	(56,174)
Cancellation of redeemable common stock put option	-	-	-	-	-	-	270,000	-	-	-	270,000
Accrued dividends Series A redeemable preferred stock	-	-	-	-	-	-	(135,000)	-	-	-	(135,000)
Deemed dividends - warrants issued to stockholders	-	-	-	-	-	-	6,331,916	-	(6,331,916)	-	-
Proceeds from stock subscription receivable	-	-	-	-	-	-	-	191,000	-	-	191,000
Dissolution of variable interest entities	-	-	-	-	-	-	-		(414,303)	414,303	-
Net income	-	-	-	-	-	-	-	-	1,679,718	-	1,679,718
June 30, 2023	-	$-	-	$-	42,040,515	$1,053	$88,973,500	$-	$(101,723,377)	$-	$(12,748,824)

	Series A		Series B				Additional	Stock			Total
	Preferred Stock		Preferred Stock		Common Stock		Paid	Subscription	Accumulated	Noncontrolling	Stockholders’
	Shares	Amount	Shares	Amount	Shares	Amount	in Capital	Receivable	Deficit	Interest	Deficit

December 31, 2021	-	$-	-	$-	34,317,359	$859	$26,552,666	$-	$(47,492,535)	$(414,303)	$(21,353,313)
Redemption premium on redeemable common stock	-	-	-	-	-	-	(56,174)	-	-	-	(56,174)
Issuance of common stock for cash	-	-	-	-	117,500	8	389,992	-	-	-	390,000
Common stock issued for warrant exercise	-	-	-	-	36,666	1	54,998	-	-	-	54,999
Common stock issued in connection with note payable extension	-	-	-	-	20,000	1	59,999	-	-	-	60,000
Common stock issued as payment of guaranteed interest	-	-	-	-	50,000	4	149,996	-	-	-	150,000
Common stock issued for services	-	-	-	-	40,000	1	119,999	-	-	-	120,000
Stock-based compensation	-	-	-	-	-	-	3,730,931	-	-	-	3,730,931
Net loss	-	-	-	-	-	-	-	-	(14,847,660)	-	(14,847,660)
June 30, 2022	-	$-	-	$-	34,581,525	$874	$31,002,407	$-	$(62,340,195)	$(414,303)	$(31,751,217)

See Condensed Notes to the Unaudited Consolidated Financial Statements.

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THE iREMEDY HEALTHCARE COMPANIES, INC.

UNAUDITED CONSOLIDATED STATEMENT OF CASH FLOWS

FOR THE SIX MONTH PERIODS ENDED JUNE 30, 2023 AND 2022

	2023	2022
Cash Flows from Operating Activities:
Net income (loss)	$1,679,718	$(14,847,660)
Adjustments to reconcile net income (loss) to net cash used in operating activities:
Depreciation and amortization	208,149	123,586
Amortization of debt discounts	760,069	-
Non-cash lease expense	106,149	100,162
Gain on extinguishment of supplier financing payable	(15,769,109)	-
Increase in allowance for obsolete inventory	-	1,808,412
Loss on extinguishment of notes payable	175,655	60,000
Interest paid with common stock and warrants	4,369,531	-
Stock-based compensation	4,638,307	3,730,931
Common stock and warrants issued for services	269,754	120,000
Common stock issued as additional interest expense on note payable	-	150,000
Interest expense added to notes payable - related parties	159,760	-
Changes in operating assets and liabilities:
(Increase) decrease in:
Accounts receivable	33,249	759,377
Inventory	44,680	395,723
Prepaid inventory	-	19,828
Other current assets	47,334	69,062
Increase (decrease) in:
Accounts payable and accrued expenses	779,072	81,418
Supplier financing payable	-	6,230,530
Accrued interest	12,608	349,108
Accrued interest - related parties	476,349	400,473
Contract liabilities	(1,769)	(53,585)
Lease liabilities	(104,860)	(95,114)
Net cash used in operating activities	(2,115,354)	(597,749)
Cash Flows from Investing Activities:
Advances to related party	(40,181)	-
Net cash used in investing activities	(40,181)	-
Cash Flows from Financing Activities:
Repayments on notes payable	-	(270,000)
Proceeds from short-term notes payable	785,630	330,000
Repayments of short-term notes payable	(618,315)	(135,954)
Repayments of notes payable - related parties	(585,522)	(134,200)
Proceeds from issuance of common stock, net	1,178,102	390,000
Proceeds from exercise of warrants	510,000	54,999
Proceeds from stock subscription receivable	191,000	-
Net cash provided by financing activities	1,460,895	234,845
Net decrease in Cash	(694,640)	(362,904)

Beginning of the period	1,086,226	561,048
End of the period	$391,586	$198,144

Supplemental disclosure of cash flow information:
Cash paid for interest	$83,722	$1,658,452
Cash paid for income taxes	$-	$-

Schedule of Non-Cash Financing Activities:
Redemption premium on redeemable common stock	$56,174	$56,174
Accrued interest added to notes payable - related party	$593,396	$-
Cancellation of redeemable common stock	$270,000	$270,000
Accrued dividends Series A redeemable preferred stock	$135,000	$-
Note receivable - related party repaid with other long-term asset	$156,836	$-
Supplier financing payable and accrued interest settled with common stock and warrants	$51,853,989	$-
Deemed dividend	$6,331,916	$-

See Condensed Notes to the Unaudited Consolidated Financial Statements.

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THE iREMEDY HEALTHCARE COMPANIES, INC.

CONDENSED NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

FOR THE SIX MONTHS ENDED JUNE 30, 2023 AND 2022

(UNAUDITED)

NOTE 1 – ORGANIZATION AND BUSINESS

The iRemedy Healthcare Companies, Inc. (“Parent”) was incorporated in the State of Florida on May 16, 2007, as The Paquin Healthcare Companies, Inc. On January 22, 2022, the Company reincorporated in the State of Delaware. The Parent operates through its wholly owned subsidiary, iRemedy HealthCare Inc. (“iRemedy”), a healthcare ecommerce marketplace where healthcare consumers can purchase medical supplies, drugs, devices, and technologies primarily through its website, iRemedySupply.com. iRemedy customers are located throughout the United States and include consumers, physicians, nurses, dentists, and the U.S. government through subcontractor agreements.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation and Consolidation

The accompanying consolidated financial statements were prepared in accordance with Generally Accepted Accounting Principles in the United States of America (“US GAAP”) and include the accounts of the Parent and its wholly owned subsidiaries, iRemedy, and Buy Med, Inc., (“BMI”) and any entities determined to be variable interest entities (VIEs) in which iRemedy or any of its consolidated subsidiaries are determined to be the primary beneficiary. Previously, iRemedy consolidated certain VIEs which became inactive after 2021 and are in the process of being dissolved. The entities included in this unaudited consolidated financial statement are collectively referred to as the “Company.” All intercompany transactions have been eliminated in consolidation.

The Company prepared the accompanying unaudited consolidated financial statements in conformity with accounting principles generally accepted in the United States of America (“U.S. GAAP”) for interim financial information and with the instructions of the Article 8-03 of Regulation S-X. Operating results for interim periods are not necessarily indicative of results that maybe be expected for the fiscal year as a whole or any future period. Certain information and note disclosures normally included in financial statements prepared in accordance with U.S. GAAP has been condensed or omitted from these statements pursuant to such accounting principles and, accordingly, they do not include all the information and notes necessary for comprehensive financial statements. The information included in these unaudited consolidated financial statements should be read in conjunction with the Company’s audited consolidated financial statements and notes thereto included in the Company’s Regulation Form A-1.

Use of Estimates

The preparation of consolidated financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the consolidated financial statements and the reported amount of revenues and expenses during the reported period. Actual results could differ from those estimates. Significant estimates include the fair value of equity-based compensation (including warrant expense), reserve for inventory obsolescence, useful life of intangible assets, incremental borrowing rate for right-of-use assets and liabilities, and utilization of deferred tax assets.

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THE iREMEDY HEALTHCARE COMPANIES, INC.

CONDENSED NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

FOR THE SIX MONTHS ENDED JUNE 30, 2023 AND 2022

(UNAUDITED)

Accounts Receivable

Accounts receivables are stated at their estimated net realizable value. The Company reviews its accounts to estimate losses resulting from the inability of its customers to make the required payments. Any required allowance is based on specific analysis of past due accounts and also considers historical trends of write-offs. Past due status is based on how recently payments have been received from customers. As of June 30, 2023 and December 31, 2022 management estimated an allowance for doubtful accounts of $20,443.

Inventory

The Company’s inventory consists of finished goods. Inventory is valued at the lower of cost or realizable value. Cost is determined using the first in first out (FIFO) method. Provision for potentially obsolete or slow-moving inventory is made based on management analysis of inventory levels and future sales forecasts.

Management has determined that an allowance for obsolete or slow-moving inventory was necessary as of June 30, 2023 and December 31, 2022 in the amount of $18,769,560 and $20,910,592, respectively. The allowance is for both personal protective equipment (“PPE”) and conventional needles and syringes in which the Company has excess quantity or is selling below cost in order to deplete its inventory.

Internally Developed Software, Net

The Company capitalizes certain costs to develop software for internal use. Costs incurred during the development stage are capitalized until the software is ready for use, at which time amortization of the capitalized costs begin on a straight-line basis over the estimated useful life of five years. Costs incurred prior to the development stage are expensed as incurred. The costs of developing routine enhancements are expensed as research and development costs as the enhancements do not add functionality to the product.

Goodwill and Intangible Assets

The assets and liabilities of acquired businesses are recorded under the acquisition method of accounting at their estimated fair values at the date of acquisition. Goodwill represents costs in excess of fair values assigned to the underlying identifiable net assets of acquired businesses. Intangible assets from acquired businesses are recognized at fair value on the acquisition date and consist of acquired tradenames and customer relationships which are amortized on a straight-line basis over a period of expected cash flows used to measure fair value of five years.

The Company’s goodwill balance was approximately $1.1 million as of June 30, 2023 and December 31, 2022, and relates to the acquisition of BMI. An impairment test of goodwill is completed at least annually, on December 31, or more frequently whenever events or changes in circumstances indicate the carrying value of goodwill may be impaired. Such events or changes in circumstances may include a significant deterioration in overall economic conditions, changes in the business climate of the industry, the operating performance indicators, and competition.

If the fair value of a reporting unit exceeds its carrying value, goodwill of the reporting unit is not impaired. If the carrying value of the reporting unit, including goodwill, exceeds its fair value, a goodwill impairment loss is recognized in an amount equal to that excess.

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THE iREMEDY HEALTHCARE COMPANIES, INC.

CONDENSED NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

FOR THE SIX MONTHS ENDED JUNE 30, 2023 AND 2022

(UNAUDITED)

Long-Lived Assets

The Company recognizes impairment losses on long-lived assets and intangible assets with finite lives, used in operations when indicators of impairment are present and the undiscounted cash flows estimated to be generated by those assets are less than the assets’ carrying values. Management has reviewed the Company’s long-lived assets and intangible assets with finite lives and determined there were no indicators of impairment as of June 30, 2023 and December 31, 2022.

Equity Method Investment

On January 16, 2023, the Company’s Chief Executive Officer (“CEO”) and majority stockholder transferred 9,750,000 shares of common stock in The Grokit Data, Inc. (“Grokit”) to the Company for no consideration. Grokit is a private Delaware corporation specializing in the development of e-commerce software. The CEO and majority stockholder of the Company is also a director on Grokit’s board and the Company’s CTO is Grokit’s majority stockholder; therefore, Grokit is considered to be a related party. Of the shares transferred, 7,500,000 shares of common stock are held in escrow as collateral for the repayment of a serviced based obligation the Company owes its CTO (see 12). The Company holds an approximate 38% voting interest in Grokit. Due to the Company’s voting interest and ability to exercise significant influence over Grokit’s operating and financial policies, the Company accounts for this investment as an equity method investment.

Under the equity method of accounting, the investment is initially recorded at cost. The Company will recognize its proportional share of Grokits’ net income or loss as a component of other income (expense) with a corresponding increase or decrease to the carrying value of the investment. Proportionate losses are limited to the investments carrying value. Distributions received from Grokit reduce the Company’s carrying value of the investment. Equity method investments are evaluated for impairment if events or circumstances arise that indicate that the carrying amount of such assets may not be recoverable. Grokit is currently a start-up with minimal operations.

Revenue Recognition and Contract Balances

The Company recognizes revenue in accordance with Accounting Standard Codification (“ASC”) Topic 606, Revenue from Contracts with Customers, and the related amendments, which requires revenue to be recognized in a manner that depicts the transfer of goods or services to customers in amounts that reflect the consideration to which the entity expects to be entitled in exchange for those goods or services. The Company recognizes revenue by applying the following steps: (1) identify the contract with a customer; (2) identify the performance obligations in the contract; (3) determine the transaction price; (4) allocate the transaction price to the performance obligations in the contract; and (5) recognize revenue when (or as) the performance obligations are satisfied.

The Company’s revenues consist of the distribution of the following: i) medical supplies procured by the Company and distributed through iRemedy’s ecommerce platform iRemedySupply.com, ii) medical equipment, products and supplies to surgical centers through BMI, and iii) distribution of medical supplies as a subcontractor to the United States Federal Government.

The Company’s performance obligations for all medical products distributed are satisfied at the point in time when products are delivered to the customer, which is when the customer has title and the significant risks and rewards of ownership. Therefore, the Company’s contracts have a single performance obligation (delivery of product). The Company primarily receives fixed consideration for sales of product.

7

THE iREMEDY HEALTHCARE COMPANIES, INC.

CONDENSED NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

FOR THE SIX MONTHS ENDED JUNE 30, 2023 AND 2022

(UNAUDITED)

Equity-Based Compensation

Compensation expense for all stock-based employee and director and non-employee compensation awards granted is based on the grant date fair value estimated in accordance with the provisions of ASC Topic 718, Compensation - Stock Compensation. The Company recognizes these compensation costs on a straight-line basis over the requisite service period of the award, which is generally the option vesting term. Vesting terms vary based on the individual grant terms. For stock options and warrants, the Company estimates the fair value using a closed option valuation (Black-Scholes) model. The estimated fair value is then expensed over the requisite service period of the award which is generally the vesting period.

The Black-Scholes option-pricing model requires the input of certain assumptions that require the Company’s judgment, including the expected term and the expected stock price volatility of the underlying stock. The assumptions used in calculating the fair value of stock-based compensation represent management’s best estimates, but these estimates involve inherent uncertainties and the application of judgment. As a result, if factors change resulting in the use of different assumptions, stock-based compensation expense could be materially different in the future.

The Company’s assumptions utilized in the Black-Scholes pricing model were as follows: estimated the fair value of its underlying common stock using sales of common stock near the option grant date; estimated the volatility of its underlying stock by using an average of the historical volatility of a group of comparable publicly traded companies; expected dividend yield was calculated using historical dividend amounts; risk-free rate is based on the United States Treasury yield curve in effect at the time of the grant; expected term was estimated based on the vesting and contractual term of the stock option or common stock warrant granted.

Fair Value of Financial Instruments

The carrying value of the Company’s accounts receivables, accounts payable and other current assets and liabilities approximate fair value due to their short-term nature. The carrying value of the Company’s notes payable to related and non-related parties and short-term loans materially approximate fair value because the terms are consistent with prevailing market rates.

Leases

The Company accounts for leases under ASC Topic 842, Leases. Operating leases are included in operating lease right-of-use (“ROU”) assets and operating lease liabilities on the consolidated balance sheets. The Company leases an office and warehouse to conduct business. The Company has elected not to recognize right-of-use assets and lease liabilities for short-term leases that have a term of 12 months or less.

Operating lease ROU assets represent the right to use the leased asset for the lease term and operating lease liabilities are recognized based on the present value of the future minimum lease payments over the lease term at commencement date. As most leases do not provide an implicit rate, the Company uses an incremental borrowing rate based on the information available at the adoption date in determining the present value of future payments. Operating lease expense is recognized on a straight-line basis over the lease term and is included in general and administrative expenses in the consolidated statements of operations.

8

THE iREMEDY HEALTHCARE COMPANIES, INC.

CONDENSED NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

FOR THE SIX MONTHS ENDED JUNE 30, 2023 AND 2022

(UNAUDITED)

Income Taxes

The Company uses the asset and liability method in accounting for income taxes. Under this method, deferred income tax assets and liabilities are determined based on the difference between financial reporting and tax bases of assets and liabilities and are measured using the enacted tax rates and laws that will be in effect when the differences are expected to reverse. A valuation allowance is provided to offset any net deferred tax assets for which management believes it is more likely than not that the net deferred asset will not be realized.

The Company applies the provisions of ASC Topic 740-10-25, Income Taxes – Overall – Recognition (“ASC Topic 740-10-25”) with respect to the accounting for uncertainty of income tax positions. ASC Topic 740-10-25 clarifies the accounting for uncertainty in income taxes recognized in a company’s consolidated financial statements and prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. ASC Topic 740-10-25 also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure, and transition. The Company has received no notice of audit from the Internal Revenue Service for any of its open tax years, 2020 – 2022.

Advertising Expense

Advertising costs are expensed in the period incurred and totaled $128,962 and $249,741 during the six months ended June 30, 2023 and 2022, respectively.

Shipping Costs

Shipping costs, which totaled $72,363 and $155,613, during the six months ended June 30, 2023 and 2022, respectively, are included in cost of sales on the consolidated statements of operations. Shipping costs charged to customers are recorded as revenues.

Earnings Per Share

Basic income (loss) per share is computed by dividing net income (loss) by the weighted average number of common shares outstanding for the year. Diluted income (loss) per share is computed by dividing net income (loss) by the weighted average number of common shares outstanding plus common stock equivalents (if dilutive) related to warrants, options, restrict stock units and convertible instruments.

Potentially Dilutive Securities

As of June 30, 2023 and 2022, the Company has excluded all common stock equivalent shares issuable for warrants, options, restricted stock, and convertible instruments from the calculation of diluted net loss per share because all such securities were antidilutive. As of June 30, 2023, these common stock equivalents included 7,134,438 warrants to purchase common stock, 7,449,687 options to purchase common stock, 1,000,000 restricted shares of common stock, and Series A preferred stock convertible into 366,457 shares of common stock. As of June 30, 2022, these common stock equivalents included 2,846,704 warrants to purchase common stock and 6,718,464 options to purchase common stock.

Segment Reporting

The Company operates in one reportable segment, distribution of medical supplies to customers located in the United States. The Company’s chief operating decision makers, the Company’s chief executive officer and chief financial officer, manage the Company’s operations as a whole.

9

THE iREMEDY HEALTHCARE COMPANIES, INC.

CONDENSED NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

FOR THE SIX MONTHS ENDED JUNE 30, 2023 AND 2022

(UNAUDITED)

Recent Accounting Pronouncements

Adopted

On August 5, 2020, the Financial Accounting Standards Board (“FASB”) issued ASU 2020-06, Accounting for Convertible Instruments and Contracts in an Entity’s Own Equity, which simplifies the accounting for certain financial instruments with characteristics of liabilities and equity, including convertible instruments and contracts on an entity’s own equity.

ASU 2020-06 removes from U.S. GAAP the separation models for (1) convertible debt with a cash conversion feature and (2) convertible instruments with a beneficial conversion feature. As a result, after adopting ASU 2020-06, entities will not separately present in equity an embedded conversion feature in such debt. Instead, they will account for a convertible debt instrument wholly as debt, and for convertible preferred stock wholly as preferred stock (i.e., as a single unit of account), unless (1) a convertible instrument contains features that require bifurcation as a derivative under ASC 815 or (2) a convertible debt instrument was issued at a substantial premium.

The amendments are effective for public business entities, that are not smaller reporting companies, in fiscal years beginning after December 15, 2021, and interim periods within those fiscal years. For all other entities, in fiscal years beginning after December 15, 2023, and interim periods within those fiscal years. Effective January 1, 2022, the Company adopted this ASU which did not have a material impact on its consolidated financial statements.

In September 2016, the FASB issued ASU 2016-13, Financial Instruments – Credit Losses (Topic 326), which provides guidance on how an entity should measure credit losses on financial instruments. The ASU is effective for smaller reporting and non-public entities for fiscal years beginning after December 15, 2022, including interim periods within those fiscal years. The Company does not expect this ASU to have a material impact on its consolidated financial statements.

In May 2021, the FASB issued ASU No. 2021-04, Earnings Per Share (Topic 260), Debt— Modifications and Extinguishments (Subtopic 470-50), Compensation—Stock Compensation (Topic 718), and Derivatives and Hedging— Contracts in Entity’s Own Equity (Subtopic 815-40) (ASU 2021-04). ASU 2021-04 updates current accounting guidance for modifications or exchanges of freestanding equity-classified written call options that remain equity-classified after modification or exchange as an exchange of the original instrument for a new instrument. The ASU specifies that the effects of modifications or exchanges of freestanding equity-classified written call options that remain equity after modification or exchange should be recognized depending on the substance of the transaction, whether it be a financing transaction to raise equity (topic 340), to raise or modify debt (topic 470 and 835), or other modifications or exchanges. If the modification or exchange does not fall under topics 340, 470, or 835, an entity may be required to account for the effects of such modifications or exchanges as dividends which should adjust net income (or loss) in the basic earnings per share calculation. This guidance was effective for fiscal years beginning after December 15, 2021, with early adoption permitted. The Company is required to apply the amendments within this ASU prospectively to modifications or exchanges occurring on or after the effective date of the amendment. The Company adopted this ASU January 1, 2022, and it did not have a significant impact on its consolidated financial statements and related disclosures. However, this guidance was applied to warrants modified during June 30, 2023. Such incremental value due to the modification was recorded as a deemed dividend on the statements of stockholders’ deficit and reduced the net income available to common stockholders’ (see Note 11).

Other recent accounting pronouncements issued by FASB did not or are not believed by management to have a material impact on the Company’s present or future consolidated financial statements.

10

THE iREMEDY HEALTHCARE COMPANIES, INC.

CONDENSED NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

FOR THE SIX MONTHS ENDED JUNE 30, 2023 AND 2022

(UNAUDITED)

NOTE 3 – GOING CONCERN

The accompanying unaudited consolidated financial statements have been prepared assuming the Company will continue as a going concern. As of June 30, 2023, the Company had a working capital deficit of $13,490,927, and accumulated deficit of $101,723,377, respectively. During the six months ended June 30, 2023, the Company generated net income of $1,679,718, primarily from a $15,769,111 non-cash gain on the extinguishment of a supplier financing payable (see Note 13) and used cash in operations of $2,115,354. These conditions raise substantial doubt about the Company’s ability to continue as a going concern. These unaudited consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Since inception, the Company has been capitalized primarily through notes payable with both related and unrelated parties and the sale of shares of common stock and preferred stock. To address future additional funding requirements necessary to support working capital needs while also enabling implementation of key strategic growth initiatives, the Company has undertaken a forecasting program to effectively monitor its ongoing working capital requirements and minimize expenditure commitments. In addition, the Company’s focus will remain on maintaining an appropriate level of corporate overhead in line with its available cash resources while also observing strict cost containment in all areas of its businessFurther, the Company continues to try to obtain additional financing through equity funding to repay its outstanding debt obligations and has successfully restructured certain outstanding debt obligations on more favorable terms for the Company and settled a significant supplier financing payable with equity securities (see Note 13).

NOTE 4 – CONCENTRATIONS OF RISK

Cash and Cash Equivalents

The Company considers all highly liquid investments with an original term of three months or less to be cash equivalents. The Company held no cash equivalents as of June 30, 2023 and December 31, 2022. The Company has significant cash balances at financial institutions which throughout the year may exceed the federally insured limit of $250,000. Any loss incurred or a lack of access to such funds could have a significant adverse impact on the Company’s financial condition, results of operations, and cash flow.

Revenue and Accounts Receivable Concentration

During the six months ended June 30, 2023, approximately 63% of the Company’s consolidated revenues were generated from one customer. As of June 30, 2023, receivables due from this customer totaled 57% of the total accounts receivable outstanding.

During the six months ended June 30, 2022, approximately 95% of the Company’s consolidated revenues were generated from one customer. As of June 30, 2022, no significant receivables were due from this customer.

11

THE iREMEDY HEALTHCARE COMPANIES, INC.

CONDENSED NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

FOR THE SIX MONTHS ENDED JUNE 30, 2023 AND 2022

(UNAUDITED)

NOTE 5 – ACQUIRED INTANGIBLE ASSETS

Intangible assets are recorded at their estimated fair values and consist of the intangible assets acquired in the acquisition of BMI. Amortization is computed using the straight-line method over the estimated life of the asset. Intangible assets were comprised of the following as of June 30, 2023:

		Acquired Intangibles, Gross	Accumulated Amortization	Acquired Intangibles, Net
	Estimated Life
Customer relationships	5	$391,000	$(306,283)	$84,717
Tradename	5	194,000	(151,967)	42,033
		$585,000	$(458,250)	$126,750

Amortization expense, associated with these acquired intangible assets, during the six months ended June 30, 2023 and 2022 was $58,500 is included in depreciation and amortization on the accompanying unaudited consolidated statements of operations.

Future amortization of the intangible assets as of June 30, 2023 is as follows:

Year ended December 31,	Amount
2023 (remaining)	$58,500
2024	68,250
$126,750

NOTE 6 – INTERNALLY DEVELOPED SOFTWARE, NET

During the six months ended June 30, 2023 and 2022, amortization expense associated with internally developed software was $149,649, respectively, and is included in depreciation and amortization on the consolidated unaudited statements of operations. There were no additional capitalized internally developed software costs during the six months ended June 30, 2023.

Future amortization of the internally developed software as of June 30, 2023 is as follows:

Year ended December 31,	Amount
2023 (remaining)	$149,649
2024	299,299
2025	299,299
2026	266,655
$1,014,902

12

THE iREMEDY HEALTHCARE COMPANIES, INC.

CONDENSED NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

FOR THE SIX MONTHS ENDED JUNE 30, 2023 AND 2022

(UNAUDITED)

NOTE 7 – SHORT-TERM NOTES PAYABLE

The Company enters into various short-term notes payable agreements for working capital purposes. These short-term notes payable are typically due in twelve months or less and require fixed daily or weekly payments until paid in full. Interest rates are typically high and range from 34-65%. Certain short-term notes payable include an original issue discount (OID) rather than an interest charge. The Company records OID as a debt discount upon execution of the short-term notes payable which is then amortized into interest expense over the term of the loan.

As of June 30, 2023, the principal outstanding on these short-term notes was $740,414 and unamortized discount was $118,774. During the six months ended June 30, 2023, interest expense incurred on the short-term notes payable was $69,303 and amortization of debt discount included in interest expense was $159,072.

NOTE 8 - NOTES PAYABLE – RELATED PARTIES

	June 30,	December 31,
	2023	2022
In May 2012, the Company issued a 6% promissory note to a director of the Company in the principal amount of $238,000, due in May 2015. On December 9, 2022, the note was restructured to extend the maturity date to December 31, 2025, require quarterly payments of principal ranging from $5,000-15,000, and add all accrued interest of $169,536 to the outstanding principal of $219,000. As consideration for the extension, the Company agreed to pay $104,643 of additional interest at maturity which was recorded as loss on extinguishment of debt.	$373,536	$388,536

The Company had a note payable with its Chief Technology Officer which was fully repaid in January 2023.	-	570,522

In October 2020 and April 2021, the Company issued two seperate promissory notes in the amount of $1,900,000 and $1,000,000, respectively, to its CEO and majority stockholder with an annual interest rate of 15% and 18%, respectively, due at the earlier of: a) October 8, 2021, or b) a change of control as defined in the promissory note, or c) a call by the holder. During the six months ended June 30, 2023, acccrued interest of $441,566 was added to the principal. During the year ended December 31, 2022, an additional $1,786,045 of funds was loaned to the Company at a rate of interest of 15% and $894,955 of accrued interest was added to the outstanding principal. The outstanding principal and any accrued interest is due January 2024.	6,022,566	5,581,000

In October 2020, the Company issued a promissory note in the amount of $1,100,000 with a principal stockholder and relative of the Company’s CEO with an annual interest rate of 15% due at the earlier of: a) October 8, 2021, b) a change of control as defined in the promissory note, or a call by the holder. During the six months ended June 30, 2023, acccrued interest of $151,830 was added to the principal. During the year ended December 31, 2022, an additional $451,343 of funds was loaned to the Company and $367,657 of accrued interest was added to the outstanding principal. The outstanding principal and any accrued interest is due January 2024.	2,070,830	1,919,000

Total notes payable, related parties	$8,466,932	$8,459,058
Less unamortized discounts	(32,500)	(130,000)
Net notes payable, related parties	$8,434,432	$8,329,058
Notes payable related parties, current portion, net of discount	$8,120,896	$7,985,522
Notes payable, related parties long-term portion	$313,536	$343,536

As of June 30, 2023 and December 31, 2022, accrued interest due to related parties on the notes payable above was $482,010 and $439,297, respectively, which is included in accrued interest – related parties on the consolidated balance sheets.

During the six months ended June 30, 2023 and 2022, interest expense recognized on the notes payable – related parties totaled $640,580 and $566,243, respectively, and is included in interest expense on the unaudited consolidated statements of operations.

13

THE iREMEDY HEALTHCARE COMPANIES, INC.

CONDENSED NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

FOR THE SIX MONTHS ENDED JUNE 30, 2023 AND 2022

(UNAUDITED)

Future maturities of the Company’s notes payable with related parties are as follows:

Year ended December 31,	Amount
2023 (Remaining)	$8,113,396
2024	80,000
2025	273,536
Total notes payable, related parties	8,466,932
Less unamortized discounts	(32,500)
Total notes payable, related parties	$8,434,432

NOTE 9 – NOTES PAYABLE

Notes Payable consist of the following as of:

	June 30,	December 31,
	2023	2022

In November and December 2022, the Company executed three separate promissory notes for aggregate proceeds of $360,000, bearing interest at a rate of 18%, due six months after issuance or a change in a control. In addition, the lenders were issued common stock warrants to purchase an aggregate of 36,000 shares of common stock at an exercise price of $3 and exercisable for a period of two years. The Company recorded a discount on the debt based on the relative fair value of the warrants of $102,458. During the six months ended June 30, 2023, the debt discount was amortized in full resulting in $79,820 of amortization expense being recorded to interest expense. The lenders agreed to extend the promissory notes to November 2023 and received in the aggregate 72,000 additional common stock warrants with an exercise price of $3 exercisable for two years. The estimated fair value of these warrants of $175,655 has been reflected as loss on debt extinguishment.	$360,000	$360,000

In August 2020, the Company was issued an Economic Injury Disaster Loan in the amount of $84,500, annual interest rate of 3.75%, to be repaid with fixed payments of principal and interest of $413 originally beginning August 2021, which were deferred to January 2023 with a maturity date in August 2050.	84,500	84,500
Total notes payable	$444,500	$444,500
Less unamortized debt discounts	-	(79,820)
Notes payable, net of discounts	$444,500	$364,680
Notes payable, current portion	$361,838	$281,979
Notes payable, long-term portion	$82,662	$82,701

As of June 30, 2023 and December 31, 2022, accrued interest due on the notes payable above was $24,780 and $12,172, respectively, which is included in accrued interest on the consolidated balance sheets.

During the six months ended June 30, 2023 and 2022, interest expense recognized on notes payable totaled $34,033 and $357,620, respectively.

14

THE iREMEDY HEALTHCARE COMPANIES, INC.

CONDENSED NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

FOR THE SIX MONTHS ENDED JUNE 30, 2023 AND 2022

(UNAUDITED)

Future maturities of the Company’s notes payable are as follows:

Year ended December 31,	Amount
2023 (remaining)	$360,861
2024	1,771
2025	1,838
2026	1,908
2027	1,981
Thereafter	76,141
Total notes payable	$444,500

NOTE 10 – REDEEMABLE STOCK (TEMPORARY EQUITY)

Common Stock

On July 19, 2019, the Company sold 1,000,000 shares of common stock at a price per share of $.90 or $900,000 (the “Stock Purchase Agreement”). In connection with the Stock Purchase Agreement, the holder had the right, but not the obligation to require the Company to purchase 200,000 shares of common stock at $1.35 per share or $270,000 semi-annually in February and August of each year commencing with August 1, 2021 and ending August 1, 2023 for an aggregate number of shares of common stock to be repurchased of 1,000,000 for $1,350,000 (the “Put Option”). Unexercised Put Options were considered waived and cancelled and reclassified to additional paid in capital when unexercised. The February 1, 2022 Put Option was the only one exercised; however, the Company did not remit payment to the holder. As of June 30, 2023 and December 31, 2022, this has been presented as put option liability on the unaudited consolidated balance sheet which is classified as a current liability.

Due to the shares of common stock issued under the Stock Purchase Agreement having characteristics of both debt and equity, the Company applied the guidance in ASC 480-10-S99 which requires such instruments to be presented in mezzanine or temporary equity as such an instrument may not be permanently part of equity. As such the redeemable stock has been presented between liabilities and stockholders’ deficit on the unaudited consolidated balance sheets. Further, the Company is accreting the redeemable stock balance to its maximum redemption amount each reporting period based on the terms of the Stock Repurchase agreement.

During the six months ended June 30, 2023 and 2022, the Company recorded a redemption premium of $56,174, which was accreted to the redeemable common stock balance and recorded as a reduction of additional-paid-in capital. As of June 30, 2023 and December 31, 2022, redeemable common stock had a balance of $262,064 and $474,973, respectively, as presented on the unaudited consolidated balance sheets. This amount will be reclassified to additional paid-in capital upon the Put Options lapsing in August 2023.

15

THE iREMEDY HEALTHCARE COMPANIES, INC.

CONDENSED NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

FOR THE SIX MONTHS ENDED JUNE 30, 2023 AND 2022

(UNAUDITED)

Series A Preferred Stock

On December 12, 2022 (“Closing Date”), the Company issued 250,000 shares of Series A Preferred Stock (“Series A”) and warrants to purchase 500,000 shares of common stock at $3.00 per share with an exercise period of three years to an unrelated party. The Company received total proceeds of $1,500,000 or $6 per share. The terms of the Series A Preferred Stock are as follows:

●	The Series A are required to be repurchased by the Company at face value on its maturity date of December 11, 2023 at $6 per share plus accrued dividends.

●	Each share of Series A accrues dividends at 18% per annum until repurchased by the Company at face value.

●	The holder of the Series A has the right to convert the Series A into common stock at a conversion rate of $4.50 per shares.

●	The Company has the right to call the Series A (the “Call Right”): 1) if called prior to six months of the Closing Date no prepayment penalty will be paid and the Series A can be called at $6 per share plus the pro rata accrued dividends, 2) if called after six months of the Closing Date and before the Maturity Date, the Series A can be called at $6 per share plus accrued dividends at the 18% per annum rate or $270,000 for a total of $1,770,000.

The Company determined the estimated fair value of the common stock warrants issued with the Series A which to be $1,984,298 using a Black-Scholes pricing model. In accordance with ASC 470-20 Debt, the Company recorded a discount on the Series A of $854,376 based on the relative fair value of the warrants and total proceeds. The discount will be amortized into interest expense over the 12-month redemption period of the Series A.

Due to the Series A issued having characteristics of both debt and equity, the Company applied the guidance in ASC 480-10-S99 which requires such instruments to be presented in mezzanine or temporary equity as such an instrument may not be permanently part of equity. As such the convertible redeemable stock has been presented between liabilities and stockholders’ deficit on the unaudited consolidated balance sheets. Further, the Company is increasing the balance to its maximum redemption amount each reporting period based on the terms of the Series A which includes dividends.

During the six months ended June 30, 2023, the Company recorded accrued dividends of $135,000, which was accreted to the convertible redeemable Series A balance and recorded as a reduction of additional-paid-in capital. During the six months ended June 30, 2023, the Company recognized amortization expense of $423,677 related to the discount which is reflected in interest expense on the unaudited consolidated statements of operations. As of June 30, 2023 the unamortized discount was $340,515.

16

THE iREMEDY HEALTHCARE COMPANIES, INC.

CONDENSED NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

FOR THE SIX MONTHS ENDED JUNE 30, 2023 AND 2022

(UNAUDITED)

The following is a summary of changes during the six months ended June 30, 2023 related to the Company’s financial instruments that have been classified as temporary equity:

	Redeemable common stock	Series A convertible redeemable Series A preferred stock, net of discount
Balance, December 31, 2022	$474,973	$749,863
Accretion of redemption premium	56,174	-
Cancellation of quarterly put option	(270,000)	-
Accrued dividends on Series A	-	135,000
Amortization of warrant discount	-	423,677
Balance, December 31, 2022	$261,147	$1,308,540

NOTE 11 – STOCKHOLDERS’ DEFICIT

Preferred Stock

The Company is authorized to issue 20,000,000 shares of preferred stock with a par value of $.0001, of which 1,000,000 shares are designated as Series A and 6,000,000 shares are designated as Series B.

Series A Preferred Stock – As of June 30, 2023 and December 31, 2022, the Company has no Series A preferred stock shares outstanding (see Note 10 for convertible redeemable Series A preferred stock issued and outstanding). Holders of Series A preferred stock are entitled to 20 votes per share, accrue no dividends, and automatically convert into common on a share for share basis in the event the Company sells common stock in an offering of at least $3,000,000 at an offering price of at least $1 per share.

Series B Preferred Stock – Holders of Series B preferred stock are entitled to 1) cumulative dividends at an annual rate of 8%, payable with in-kind deliveries of the Company’s common stock, and 2) a liquidation preference equal to $0.50 per share plus any accrued and unpaid dividends. Holders of Series B preferred stock have no voting rights. Series B Preferred stock is convertible into common stock at the option of the holder. As of June 30, 2023 and December 31, 2022, there were no shares of Series B preferred stock issued and outstanding.

Series X Preferred Stock

On April 26, 2023, the board of directors of the Company unanimously approved the designation of one share of preferred stock as series X (“Series X”). On April 27, 2023, the Company filed a certificate of designation in the State of Delaware to designate and authorize one Series X with a par value of $.000025.

The Series X Holder shall be entitled to designate either (1) one director to serve on the board of directors of the Company, or (2) one person as an observer who can attend board meetings in a nonvoting capacity.

17

THE iREMEDY HEALTHCARE COMPANIES, INC.

CONDENSED NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

FOR THE SIX MONTHS ENDED JUNE 30, 2023 AND 2022

(UNAUDITED)

The Series X has no:

(i)	Conversion rights – the Series X is not convertible into shares of any other class of stock.

(ii)	Dividends – the Series X is not entitled to receive any dividends or distributions paid on any other class of stock.

(iii)	Preferences – in the event of liquidation, dissolution or winding up of the Company, Series X shall not be entitled to receive any distribution of any of the assets or surplus funds or participate with any other class of stock.

The outstanding Series X shall automatically be redeemed for $1 upon a merger, consolidation, or initial public offering. See Note 13 for issuance of this Series X in connection with the settlement of a supplier financing payable executed for the settlement of a supplier financing payable.

Common Stock

The Company is authorized to issue 100,000,000 common stock shares with a par value of $.000025.

Common Stock Issued for Cash

During the six months ended June 30, 2023, the Company sold shares of common stock in both a private placement offering (“PPO”) and a Regulation A offering (“Reg A”). In the PPO, the Company sold a unit for $5.40 comprised of 1 share of common stock and 1 common stock warrant with an exercise price of $6 and exercisable for two years. The Reg A per share common stock price was $8.50.

In connection with the PPO and Reg A, the Company issued 215,492 shares and received $1,178,102 in proceeds.

During the six months ended June 30, 2022, the Company issued 117,500 shares of common stock at a sales price per share ranging from $3.00 - $6.00 resulting in gross proceeds of $390,000.

Common Stock Issued for Services

During the six months ended June 30, 2023, the Company issued 35,000 shares of common stock for services with an estimated fair value of $200,543 based on recent sales of common stock.

During the six months ended June 30, 2022, the Company issued 40,000 shares of common stock for services with an estimated fair value of $120,000 based recent sales of common stock.

Common Stock Issued for Warrant Exercises

During the six months ended June 30, 2023, the Company issued 340,000 shares of common stock in connection with the exercise of warrants resulting in gross proceeds of $510,000.

During the six months ended June 30, 2022, the Company issued 36,666 shares of common stock in connection with the exercise of warrants resulting in gross proceeds of $54,999.

18

THE iREMEDY HEALTHCARE COMPANIES, INC.

CONDENSED NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

FOR THE SIX MONTHS ENDED JUNE 30, 2023 AND 2022

(UNAUDITED)

Common Stock Issued on Settlement of Supplier Financing Payable

In connection with the settlement of a supplier financing payable, the Company issued the following equity securities:

i)	6,104,748 shares of common stock of the Company.

ii)	2,945,889 common stock warrants with immediate vesting, an exercise price of $4.50 and exercise period of five years.

iii)	one share of newly designated Series X preferred stock (see below) providing Supplier Financer the right to appoint, at its option, one board member to serve on the Company’s board of directors.

See Note 13, for further disclosure regarding this settlement.

Common Stock Issued with Note Payable and Line of Credit

During the six months ended June 30, 2022, the Company issued 50,000 shares of common stock for the payment of $150,000 of guaranteed interest on a line of credit agreement (see Note 10).

During the six months ended June 30, 2022, the Company issued 20,000 shares of common stock as consideration for a lender executing an extension on a note payable (see Note 10). The estimated value of these shares was $60,000 based on recent common stock sales and was recorded as loss on extinguishment of debt on the condensed consolidated statement of operations in accordance with ASC 407-50-40 Debt Modifications and Extinguishments.

Stock Options

2007 Equity Incentive Plan

The Company grants stock awards to officers, employees, directors, and other key persons pursuant its 2007 Equity Incentive Plan (“the Plan”) which reserves 5,000,000 shares of common stock for issuance under the Plan. During the six months ended June 30, 2023 and 2022, there were no options granted under this Plan.

2021 Equity Incentive Plan

The Board of Directors approved and adopted the 2021 Equity Incentive Plan (the “2021 Plan”) on November 3, 2021. The 2021 Plan authorizes the issuance of up to an aggregate maximum of 5,000,000 the stock options, stock appreciation rights, restricted shares, restricted share units, cash awards, and other performance-based awards shares of the common stock, subject to adjustment as described in the 2021 Plan. Awards may be granted to the Company’s officers, employees, directors, and consultants. Unless earlier terminated by the Board, the 2021 Plan will terminate ten years from the date of adoption. During the six months ended June 30, 2023 and 2022, the Company granted options to purchase 0 and 2,700,964, respectively, shares of common stock at an exercise price of $3 per share and immediate vesting.

2023 Equity Incentive Plan

On February 28, 2023, the board of directors approved and adopted the 2023 Equity Incentive Plan (the “2023 Plan”). The 2023 Plan authorizes the issuance of up to an aggregate maximum of 5,323,000 shares of the common stock. The 2023 Plan authorizes the Company to grant stock options, stock appreciation rights, restricted shares, restricted share units, cash awards, and other performance-based awards. Awards may be granted to the Company’s officers, employees, directors, and consultants. Unless earlier terminated by the Board, the 2023 Plan will terminate ten years from the date of adoption. During the six months ended June 30, 2023, the Company granted options to purchase 1,253,000, shares of common stock at an exercise price of $3 per share and immediate vesting.

19

THE iREMEDY HEALTHCARE COMPANIES, INC.

CONDENSED NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

FOR THE SIX MONTHS ENDED JUNE 30, 2023 AND 2022

(UNAUDITED)

The Company determined the grant date fair value of the options granted during the six months ended June 30, 2023 and 2022 using the Black Scholes Method and the following assumptions:

	June 30,	June 30,
	2023	2022
Underlying common stock	$3.00	$3.00
Expected volatility	61%	53 - 56%
Expected term (years)	5	5
Risk-free rate	3.90%	1.26 - 3.01%
Dividend rate	0%	0%

The estimated fair value of the options granted during the six months ended June 30, 2023 was $2.91 per option.

Activity related to stock options during the six months ended June 30, 2023 is summarized as follows:

	Number of Shares	Weighted Average Exercise Price	Weighted Average Contractual Term (Years)
Outstanding as of December 31, 2022	6,524,769	$2.04	6.97
Granted	1,253,000	$3.00	-
Expired	(328,082)	$1.78	-
Outstanding as of June 30, 2023	7,449,687	$2.18	7.00
Exercisable as of June 30, 2023	7,449,687	$2.18	7.00

Stock option expense on vested options during the six months ended June 30, 2023 and 2022 was $3,715,230 and $3,730,931, respectively, and is included in compensation and related expenses on the unaudited consolidated statements of operations.

As of June 30, 2023, intrinsic value of stock options outstanding and exercisable was approximately $16,771,000. Intrinsic value represents the difference between the options exercise price and fair market value of the underlying common stock which was estimated to be $4.43 as of June 30, 2023.

Restricted Common Stock

In 2022, in connection with a debt restructuring executed between the Company and CTO. The CTO was granted 1,000,000 shares of restricted common stock under the 2021 Plan with the following vesting: 1) December 31, 2025, as long as still employed with the Company or 2) upon a change in control.

The restricted common stock was estimated to have a fair value of $6,000,000 at the time of grant based on recent sales of common stock. During the six months ended June 30, 2023, the Company recognized $923,077 of stock based compensation related to the restricted common stock grant. As of June 30, 2023, unrecognized compensation of $4,598,334 remains to be recognized through December 31, 2025.

20

THE iREMEDY HEALTHCARE COMPANIES, INC.

CONDENSED NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

FOR THE SIX MONTHS ENDED JUNE 30, 2023 AND 2022

(UNAUDITED)

Common Stock Warrants

During the six months ended June 30, 2023 and 2022, the Company issued warrants to acquire 4,781,734 and 0, respectively, shares of common stock at exercise prices ranging from $.50 - $5.00 per share which expire .67 - 3 years after the issuance date.

The fair value of the warrants was determined using the Black Scholes Method and the following assumptions:

June 30,
2023
Underlying common stock	$4.39 - $6.00
Expected volatility	45 - 69%
Expected term (years)	.67 - 2.00
Risk-free rate	3.72 - 4.84%
Dividend rate	0%

The following summarizes activity related to warrants during the six months ended June 30, 2023:

	Number of Shares	Weighted-Average Exercise Price per Share	Weighted-Average Remaining Life (Years)
Outstanding as of December 31, 2022	3,422,704	$2.18	1.46
Granted	4,781,734	$3.86	-
Expired	(730,000)	$2.05	-
Exercised	(340,000)	$1.50	-
Outstanding as of June 30, 2023	7,134,438	$3.57	2.96
Exercisable as of June 30, 2023	7,134,438	$3.57	2.96

The warrants granted during the six months ended June 30, 2023 were issued for various reasons and are summarized below along with the financial statement impact when granted:

Reason Issued	Number of Shares	Fair Value	Exercise Price	Financial Statement Impact
Sales of units for cash consideration	210,833	$234,025	$6.00	No impact
Consideration for notes payable extension	72,000	175,655	$3.00	Loss on debt extinguishment
Equity issuance costs	21,083	23,402	$6.00	No impact
Investment incentive	1,485,929	5,804,568	$.50 - 4.00	Deemed dividend
Services	46,000	158,871	$1.50 - 5.00	Professional fee expense
Supplier financing payable settlement	2,945,889	6,571,452	$4.50	Gain on extinguishment of supplier financing payable
	4,781,734	$12,967,973

In addition, during the six months ended June 30, 2023, the Company modified 750,000 common stock warrants with an exercise price of $4.00 by extending the contractual term of the warrant for an additional year. The incremental value of this modification using the Black-Scholes model was $527,348 which has been reflected as a deemed dividend on the unaudited statements of stockholders’ deficit which reduced net income available to common stockholders.

21

THE iREMEDY HEALTHCARE COMPANIES, INC.

CONDENSED NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

FOR THE SIX MONTHS ENDED JUNE 30, 2023 AND 2022

(UNAUDITED)

NOTE 12 – RELATED PARTY TRANSACTIONS

Notes receivable – related parties

On December 21, 2022, the Company executed a promissory note with an entity owned by the CEO and CTO of the Company. Under the terms of the promissory note the Company would loan the related entity a maximum of $200,000 for working capital needs, with an interest rate of 1%, due on the earlier of: (i)May 31, 2023, (ii) a change in control or (iii) a successful capital raise in the amount of $750,000. During the six months ended June 30, 2023, the balance owed on the note receivable was $156,836 which was repaid with a long-term asset given to the Company. As of December 31, 2022, the balance on the promissory note receivable was $116,655 and has been reflected in notes receivable – related parties on the unaudited consolidated balance sheet.

The Company’s CEO and a relative of the CEO have been advanced a total of $37,831. There are no specific repayment terms for these advances. As of June 30, 2023 and December 31, 2022, the balance outstanding on the advances was $37,831 and has been reflected in notes receivable – related parties on the consolidated balance sheets.

Performance obligation liability

The Company has agreed to pay its CTO a $1,000,000 performance bonus for services provided to the Company. The performance bonus is payable at the earlier of the Company collecting 25% of net profit from a contract with the government or December 31, 2023. This performance bonus has been accrued for as of June 30, 2023 and December 31, 2022 and presented on the unaudited consolidated balance sheet in accounts payable and accrued expenses.

Notes payable– related parties

See Note 8 for notes payable with related parties.

NOTE 13 – COMMITMENTS AND CONTINGENCIES

Legal Matters

From time to time, claims are made against the Company in the ordinary course of business, which could result in litigation. Claims and associated litigation are subject to inherent uncertainties and unfavorable outcomes could occur, such as monetary damages, fines, penalties, or injunctions prohibiting the Company from selling one or more products or engaging in other activities. The occurrence of an unfavorable outcome in any specific period could have a material adverse effect on the Company’s results of operations for that period or future periods. The Company is not presently a party to any pending or threatened legal proceedings.

22

THE iREMEDY HEALTHCARE COMPANIES, INC.

CONDENSED NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

FOR THE SIX MONTHS ENDED JUNE 30, 2023 AND 2022

(UNAUDITED)

Supplier Financing Agreement

On April 27, 2023, the Company executed a Contract Conversion and Exchange Agreement (the “Exchange Agreement”) with TradeRiver USA, Inc. and TradeRiver USA Medical, LLC (collectively referred to as the “Supplier Financer”). The Company had utilized the Supplier Financer to fund certain supplier invoices. At the time the Exchange Agreement was executed, the Company owed the Supplier Financer $51,853,989, which included $24,382,621 of accrued interest. Pursuant to the Exchange Agreement, Supplier Financer agreed to accept the following as full satisfaction of the obligations owed to them under the supplier financing agreement:

i)	6,104,748 shares of common stock of the Company.

ii)	2,945,889 common stock warrants with immediate vesting, an exercise price of $4.50 and exercise period of five years.

iii)	one share of newly designated Series X preferred stock (see Note 11) providing Supplier Financer the right to appoint, at its option, one board member to serve on the Company’s board of directors.

The Company recognized a gain on extinguishment of this supplier financing payable of $15,769,109 for the difference between the carrying value of the obligation and the reacquisition price paid. The common stock shares were valued at $29,513,439 based on recent common stock sales and the warrants were valued at $6,571,452 using a Black-Scholes pricing model (see Note 11) for aggregate consideration of $36,084,880.

Pursuant to the Exchange Agreement, the Company has made the following additional covenants/commitments:

(a)	the Company holds a significant amount of needle and syringe inventory with a net book value of zero. Both parties agree to use commercially reasonable efforts to monetize the inventory. If such efforts are successful, Supplier Financer will receive the first $3 million of proceeds from the sale of the needle and syringe inventory. Any proceeds in excess of $3 million will be distributed 75% to Supplier Financer and 25% to the Company.

(b)	If the Company submits a claim with the prime contractor to recover some of the cost incurred by the Company related to the needle and syringe inventory remaining on hand after the completion of the Government contract, Supplier Financer has a right to the claims and any consideration received from the prime contractor.

(c)	Three years from the Exchange Agreement execution Supplier Financer shall have the right of first refusal for all financing sought by the Company in connection with secured future Government Contracts at a 2% per month charge. If Supplier Financer declines, the Company has the right to offer the financing to other parties. If the other parties offer exceeds 2% per month, Supplier Financer has an additional right of first refusal to provide funding at the same cost and same terms.

(d)	The Company is required to remit 20% of all net profits generated by future Government Contracts until the cumulative amount of such profit share payments equals $5 million.

NOTE 14 – SUBSEQUENT EVENTS

The Company has performed an evaluation of subsequent events through September 5, 2023 which is the date these unaudited consolidated financial statements were available for issuance. Subsequent to June 30, 2023, no events had occurred requiring adjustment or disclosure to these unaudited consolidated financial statements.

Item 8. Exhibits.

		Incorporated by Reference
Exhibit No.	Exhibit Description	Form	Date Filed	Exhibit Number
2.1	Certificate of Incorporation of The iRemedy Healthcare Companies, Inc. filed with the Delaware Secretary of State on January 18, 2022	1-A	9/29/2022	2.1
2.2	Bylaws of The iRemedy Healthcare Companies, Inc.	1-A	9/29/2022	2.2
4.1	Form of Subscription Agreement for Regulation A Offering.	1-A/A	2/1/2023	4.1
6.1	The iRemedy Healthcare Companies, Inc. 2021 Equity Incentive Plan.†	1-A	9/29/2022	6.1
6.2	Employment Agreement, dated February 1, 2018, by and between The iRemedy Healthcare Companies, Inc. and Anthony Paquin.†	1-A/A	11/4/2022	6.2
6.3	Employment Agreement, dated May 4, 2020, by and between The iRemedy Healthcare Companies, Inc. and James Harding.†	1-A/A	11/4/2022	6.3
6.4	Executive Employment Agreement, dated April 26, 2022, by and between The iRemedy Healthcare Companies, Inc. and Kevin Cheung.†	1-A/A	11/4/2022	6.4
6.5	Director Agreement, September 1, 2011, between The iRemedy Healthcare Companies, Inc. and Kelly McCarthy.†	1-A/A	11/4/2022	6.5
6.6	Restated and Amended Supplier Financing Agreement, January 5, 2021, between iRemedy Healthcare, Inc and TradeRiver USA, Inc. to pay supplier invoices.	1-A	9/29/2022	6.7
6.7	Broker-Dealer Agreement dated October 2, 2022, between The iRemedy Healthcare Companies, Inc. and Dalmore Group, LLC.	1-A/A	11/4/2022	6.7
6.8	Engagement Agreement, dated October 5, 2022, between The iRemedy Healthcare Companies, Inc. and OpenDeal Broker, LLC.	1-A/A	11/4/2022	6.8
6.9	Amendment No. 1 to the Engagement Agreement, dated November 3, 2022, between the iRemedy Healthcare Companies, Inc. and OpenDeal Broker, LLC.	1-A/A	11/4/2022	6.9

* Filed herewith

† Includes management contracts and compensation plans and arrangements

SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly organized.

Dated: February 7, 2025	The iRemedy Healthcare Companies, Inc.

	By:	/s/ Anthony Paquin
Anthony Paquin
President and Chief Executive Officer

Pursuant to the requirements of Regulation A, this report has been signed below by the following persons on behalf of the issuer and in the capacities and on the dates indicated.

Dated: February 7, 2025	/s/ Anthony Paquin
Anthony Paquin
Chairman of the Board, President and Chief Executive Officer (principal executive officer)

Dated: February 7, 2025	/s/ Amanda Somsy
Amanda Somsy
Chief Financial Officer (principal financial officer and principal accounting officer)

Dated: February 7, 2025	/s/ Kelly McCarthy
Kelly McCarthy
Director

Dated: February 7, 2025	/s/ Gary Paquin
Gary Paquin
Director